December 9, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Hunt for Travel, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 11, 2010
File No. 333-169802

Dear Mr. Stickel,

We represent Hunt for Travel, Inc., (the “Company,” “we,” “us,” or “our”). By letter dated November 24, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on November 11, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 1

1.	We note your response to our prior comment 5 and reissue in part. Please revise to disclose your revenues, assets and losses for your interim stub.

Answer: The Company has disclosed revenues, assets and losses for the interim period ended September 30, 2010

2.	We note your response to our prior comment 6 and reissue in part. Please revise to disclose an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

Answer: The Company has disclosed that it will need no more than $30,000 to accomplish the goals set out in its plan of operation.

3.
We note your response to our prior comment 7 and reissue.  Please revise to disclose in your prospectus summary section that you will not receive any proceeds from this offering and that you have no current plans for financing.

Answer: The Company has added disclosure stating it will not receive proceeds from this offering and that it currently has no financing plans.

4.	We note your response to our prior comment 8 and reissue in part. Please explain what you mean by “specialty and enrichment tours” on page 1.

Answer: The Company has added specific examples of “specialty and enrichment tours” such as wine tasting.

5.
We note your response to our prior comment 9 and reissue in part.  Please revise to include the location of your target market.  For example, disclose whether you intend to market your services in the greater Chapel Hill area or whether you intend to market your services statewide, in your tri-state area, or nationwide.

Answer: The Company has disclosed that its target market will be primarily in the research triangle of North Carolina.

6.
Please reconcile your disclosure on page 1 that your operating expenses from inception to the year ended June 30, 2010 were $35,354 with your disclosure on page 2 that your operating expenses for the same period were $35,370.

Answer: The Company has revised the disclosure.

Risk Factors, page 3

We need additional capital to develop our business.  If we fail to obtain additional,,,, page 3

7.
We note your response to our prior comment 14 and reissue in part.  Please estimate, to the extent reasonably practicable, how much additional financing you will need to implement your plan of operations.

Answer: The risk factor has been removed because the Company believes it has enough capital to complete its business plan.

Description of Business, page 9

8.
Please revise to reconcile your disclosure on page 9 regarding your e-mail newsletter.  In the third paragraph of this section, you state that you intend to generate revenue through subscription fees to your monthly e-mail newsletter.  In the fifth paragraph of this section, you state you may develop a free subscription e-mail newsletter and that subscribers may be charged a fee for access to the newsletter.

Answer: The Company has added disclosure detailing a section of the newsletter that will be fee based.

Business Development, page 10

9.
Please significantly revise this section to provide a budget and timeline for each material step you intend to take to implement your business plan.  For example, we note that your website is currently under construction.  Please provide an estimate of the cost of completing your website as well as an estimate of when you intend to complete the website.

Answer: The Company has added specific budget and timeline disclosure to the Business Development section.

10.
Please provide more detail and clarity in regards to the material aspects of your business plan.  For example, in your list of specific services, you include only investigating and research as the services you intend to provide.  To the extent that you intend to actually make the travel arrangements for your clients, please disclose this in your list of specific services.  In addition, please describe the types of relationships you intend to develop with tour operators and how you plan to identify individuals interested in subscribing to your newsletter.

Answer: The Company has added additional disclosure stating it will make travel arrangements and disclosure of the types of relationships the Company hopes to develop.

Market for Common Equity and Related Stockholder Matters, page 11

11.	Please revise this section to clarify that the volume limitation applies only to affiliates.

Answer: The Company has added disclosure stating that that the volume and limitation applies only to affiliates.

Executive Compensation, page 14

Summary Compensation Table, page 14

12.
Please include a footnote disclosing all assumptions made in the valuation of the stock awards issued to Ms. Hunter by reference to a discussion of those assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements or your management’s discussion and analysis of financial condition and financial results section.  Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

Answer:

Recent Sales of Unregistered Securities, page II-2

13.
We note your response to our prior comment 32 and reissue.  Please reconcile your disclosure regarding the number of securities sold on page II-2 with your disclosure regarding the number of securities sold in Note 6 on page F-10.  On page II-2 you state that you sold 1,865,000 on June 2010 and that on December 15, 2009 you sold 5,000,000 to Carolyn Hunter.  On page F-10, you state that in August 2010 you issued $5,000 shares of common stock for $500.

Answer: The Recent Sales of Unregistered Securities section has been updated to include a listed of all shares issued by the company since inception.

Notes to Financial Statements, page F-6

Note 2: Stockholders’ Equity, page F-9

14.
Refer to our prior comment 23.  As previously requested, please provide all of the disclosure required by ASC 718-10-45 as regards to the shares issued to your founder for services provided.  In particular, disclose how you determined that the fair value of the common stock issued was $0.0001 per share.

Answer: The Company has disclosed that the fair value of shares was based on the recent cash price in exchange for services.

Note 3: Commitments, page F-9

15.
Please revise to disclose the name of the party with whom you entered into a consulting agreement, disclose whether this party is affiliated with or related to the Company or its officer, and disclose the services specified in the agreement.

Answer: Note 3 has been revised to disclose that Europa Capital Investments, LLC.

Exhibit 5.1

16.
Please have counsel revise to reconcile the number of shares the opinion letter identifies as being offered in your registration statement to the number of shares offered in your registration statement.

Answer: The opinion letter has been revised with the correct number of shares.

Other

17.
Please update the financial statements to comply with Rule 8-08 of Regulation S-X.  It appears that you should now present interim financial statements as of and for the three months ended September 30, 2010.

Answer: The amended Registration Statement includes the interim financial statements as of and for the three months ended September 30, 2010.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin